Aspyron, Inc.

January 12, 2018

Mr. Jeffrey Gabor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re: Aspyron Inc

File No. 024-10749

Request for Qualification

Dear Mr. Gabor:

We hereby request qualification of the above Offering Statement on Form 1-A to Tuesday, January 16, 2018 at 5 p.m., or such later time or date as is practical.

Thank you for your consideration.

Sincerely,

By:	/s/ David Olund
David Olund, President
Aspyron, Inc.